Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Neptune Technologies to begin trading on NASDAQ

    Shares to Trade Under the Symbol NEPT

    LAVAL, QC, Aug. 13 /CNW Telbec/ - Neptune Technologies &
Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB) announced today that its shares will begin trading on the NASDAQ Stock Market under the symbol NEPT on Monday,
August 13 at the opening bell. Neptune Technologies & Bioressources (NTB)
extracts, scientifically validates, and markets natural health products extracted from marine biomasses, and currently provides the world's only
FDA-approved oil from krill.

    <<
    - COMPANY NAME                 NEPTUNE TECHNOLOGIES & BIORESSOURCES
    - STOCK SYMBOL                 NEPT
    - STOCK MARKET                 NASDAQ CAPITAL MARKET
    - START TRADING                AUGUST 13, 2007 OPENING BELL
    >>

    About Neptune Technologies & Bioressources, Inc.

    Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the health and wellness market.
    Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The
Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

    TSX venture exchange does not accept responsibility for the adequacy or accuracy of this press release.

    Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects,"
"intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange
Commission.
    %SEDAR: 00015144E          %CIK: 0001401395

    /For further information: US Contact: John Tsemberides, ROI Group LLC,
(212) 495-0743, john(at)roiny.com; Company Contact: Andr Godin, V-P,
Administration and Finance, Neptune Technologies & Bioressources, Inc.,
agodin(at)neptunebiotech..com; Canada Contact: Grant Howard, The Howard Group
Inc., (888) 221-0915, info(at)howardgroupinc.com; www.neptunebiotech.com/
    (NTB. NEPT)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 08:30e 13-AUG-07